Exhibit 99.1 Form 6K LVH July 11 2007

Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

July 11, 2007 - Vancouver, British Columbia, Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) announces that by mutual consent, Mr. David A. Shore has stepped down from the position of Chief Financial Officer of the Company as of July 6, 2007.  Mr. Shore will continue to advise the company on a non-exclusive consulting basisMr. Bedo H. Kalpakian, formerly the CFO of the Company, will once again assume the role.

President and CEO Mr. Jake Kalpakian states, “We would like to thank David for his contributions, but we both concluded that the distance between our office and Ontario where he resides proved impractical for such a senior position.”

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com